Exhibit 4.10
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Precision Drilling Trust (the “Trust”) 4200, 150 — 6th Avenue S.W. Calgary, AB T2P 3Y7

2.	Date of Material Change:

December 23, 2008

3.	News Release:

A press release disclosing the material change, a copy of which is attached hereto as Schedule “A”, was issued on December 23, 2008 through the facilities of MarketWire and was filed with the applicable securities regulatory authorities via SEDAR on the same date.

4.	Summary of Material Change:

The Trust announced that it has closed its previously announced acquisition (the “Acquisition”) of Grey Wolf, Inc. (“Grey Wolf”), pursuant to an agreement and plan of merger dated August 24, 2008, as amended December 2, 2008 (the “Merger Agreement”), with Grey Wolf, Precision Drilling Corporation and Precision Lobos Corporation (“Lobos”).

5.	Full Description of the Material Change:

The Acquisition was completed by way of a merger under the applicable laws of the State of Texas. Pursuant to the Acquisition, Grey Wolf was merged with and into Lobos (a direct, wholly-owned subsidiary of the Trust) pursuant to the Texas Business Corporations Act and the Texas Corporation Law. Accordingly, the separate legal existence of Grey Wolf has ceased and Lobos is the surviving corporation.

Under the terms of the Merger Agreement, shareholders of Grey Wolf could elect to receive either cash or trust units of the Trust (the “Trust Units”) in exchange for their shares of Grey Wolf common stock. Each share of Grey Wolf common stock was convertible, at the option of the holder, into U.S.$9.02 in cash or 0.4225 Trust Units, subject to proration. The total consideration paid by the Trust to shareholders of Grey Wolf in connection with the Acquisition was approximately U.S.$906,465,529 and 33,999,666 Trust Units.

See the press release attached hereto as Schedule “A” for a full description of the material change.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Darren Ruhr, Vice President, Corporate Services and Corporate Secretary, at (403) 716-4500.

9.	Date of Report:

December 23, 2008.